May 8, 2006
BY EDGAR
Mr. Jeffrey Riedler
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EntreMed, Inc. Preliminary Proxy Statement Filed May 2, 2006 File No. 0-20713
Dear Mr. Riedler,
     I am writing in response to your letter dated May 5, 2006 concerning EntreMed, Inc.’s (the “Company”) Preliminary Proxy Statement filed on May 2, 2006 (“Proxy Statement”). Our response to your comment is provided below following the text of your original comment.
Proposal 2. Approval of increase in number of authorized shares of common stock
     Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.
     We propose to insert the following text on page 16 of the Proxy Statement after the sentence “For example, Common Stock could be issued to persons, firms or entities known to be friendly to management.”
     “At this time, the Company does not have any plan, commitment, arrangement, understanding or agreement, either oral or written, to issue any shares of the proposed additional Common Stock.”
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     I believe that this letter is responsive to the Staff’s comment. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (240) 864-2600.

Sincerely,
/s/ Michael M. Tarnow

Michael M. Tarnow Chairman of the Board

Cc: John L. Krug, Division of Corporation Finance